FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company”) 1240 – 1140 West Pender Street Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

March 6, 2008.

ITEM 3:	News Releases

A news release and a revised news release were issued on March 6, 2008 through Canada Newswire in Canada. The news releases were also filed on SEDAR.

ITEM 4:	Summary of Material Change

The Company announced that it had entered into an agreement with [redacted] (“[redacted]”) under which [redacted] agreed to buy from the Company 7,250,000 non flow-through units (“Units”) and 3,226,000 flow-through common shares (“Flow-Through Shares”) at an issue price of C$1.38 per Unit and C$1.55 Flow- Through Share. Each Unit consists of one common share and one transferable common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder thereof to purchase one common share at a price of C$2.00 expiring 18 months from the closing of the Offering.

ITEM 5:	Full Description of Material Change

The Company has entered into an agreement with [redacted] under which [redacted] has agreed to buy from Crosshair 7,250,000 non flow-through units (the "Units") and 3,226,000 flow-through common shares of the Company (the "Flow-Through Shares") at an issue price of C$1.38 per Unit and C$1.55 per Flow-Through Share for gross proceeds to the Company of C$15,005,300 (the "Offering"). Each Unit consists of one common share and one transferable common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one common share at a price of C$2.00 expiring 18 months from the closing of the Offering.

The Company will grant [redacted] an option to purchase additional Units and Flow-Through Shares in any combination of Units and Flow-Through Shares to raise additional gross proceeds of up to 15% of the Offering exercisable up to 30 days following the closing of the Offering, to cover over-allotments, if any. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the Units and Flow-Through Shares for distribution.

The net proceeds of the Offering will be used for exploration and development of the Company's mineral projects and general corporate purposes. Closing is expected on or about March 31, 2008.

The Offering is being made pursuant to a short form prospectus to be filed in all provinces except Quebec. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary (604) 681-8030.

ITEM 9:	Date of Report

March 7, 2008.